KPMG LLP Chartered Accountants Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of

Nevsun Resources Ltd.

On February 24, 2005, we reported on the consolidated balance sheets of Nevsun Resources Ltd. (the “Company”) as at December 31, 2004 and 2003, and the consolidated statements of operations and deficit and cash flows for the years then ended, which are included in the annual report on Form 40-F.  In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation with United States Generally Accepted Accounting Principles".  This supplemental note is the responsibility of the Company's management.  Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

February 24, 2005

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

NEVSUN RESOURCES LTD.

Supplementary Information, Page 1

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2004 and 2003

Nevsun Resources Ltd. (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission.  The material measurement differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statement are as follows:

(a)

Mineral properties:

During 2004, the Company retroactively changed its accounting policy under Canadian GAAP whereby it now expenses exploration costs as they are incurred.  As a result of this change in accounting policy, the Company has determined that for all periods presented there is no material Canadian/US GAAP difference with respect to mineral properties.

(b)

Investments:

Under Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”), the Company’s portfolio of short-term investments would be classified as available-for-sale securities and carried at fair value.  Unrealized holding gains and losses on available-for-sale securities are excluded from operations under U.S. GAAP and reported as a net amount in a separate component of shareholders’ equity until realized.

Under Canadian GAAP, unrealized losses on short-term investments are charged to operations as incurred and unrealized gains are not recognized.

(c)

Stock-based compensation:

Statement of Financial Accounting Standards No. 123 (“SFAS 123”) requires that stock-based compensation be accounted for based on a fair value methodology, although for employee and director stock-based compensation it allows for the application of the intrinsic value method with the pro forma fair value effects to be disclosed in the notes to the financial statements rather than in the statement of operations.  Statement of Financial Accounting Standard No. 148 (“SFAS 148”) provides for transitional rules for companies who adopt the fair value method of accounting for stock-based compensation related to stock options.  As disclosed in note 2(j) of the consolidated financial statements, the Company voluntarily adopted the fair value method of accounting for Canadian GAAP purposes effective January 1, 2003.  For U.S. GAAP, the Company adopted the transitional provisions of SFAS 148 effective January 1, 2003.  For both Canadian and U.S. GAAP, the Company accounted for the change in accounting policy prospectively.  Accordingly, for all periods presented, the Company has determined that there is no material Canadian/U.S GAAP difference with respect to stock based compensation.

NEVSUN RESOURCES LTD.

Supplementary Information, Page 2

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2004 and 2003

(d)

New accounting pronouncements:

At December 31, 2004, for U.S. GAAP purposes, the Company adopted FIN 46R, “Consolidation of Variable Interest Entities”.  Pursuant to FIN 46R, under U.S. GAAP the Company is required to consolidate variable interest entities (VIEs), where it is the entity’s Primary Beneficiary.  VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE.  To December 31, 2004, there has been no impact from the adoption of FIN 46R.

In 2004, FASB issued revised FAS 123 “Share-Based Payment”.  This amended statement eliminates the alternative to use Accounting Principles Board (“APB”) Opinion No. 25’s intrinsic value method of accounting, as was provided in the originally issued Statement 123.  This Statement also clarifies and expands Statement 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods.  As a result, public entities are required to use the grant-date fair value of the award in measuring the cost of employee services received in exchange for an equity award of equity instruments.  Compensation cost is required to be recognized over the requisite service period.  Compensation cost is not recognized for equity instruments for which employees do not render the requisite service.  For liability awards, entities are required to re-measure the fair value of the award at each reporting date up until the settlement date.  Changes in fair value of liability awards during the requisite service period are required to be recognized as compensation cost over the vesting period.  This amended statement is effective the beginning of the first interim or annual reporting period that begins after June 15, 2005.  The Company will adopt this standard on a prospective basis and does not expect it will have a material impact on its consolidated financial statements.

NEVSUN RESOURCES LTD.

Supplementary Information, Page 3

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2004 and 2003

(e)

Reconciliation:

There are no material measurement differences between Canadian GAAP and U.S. GAAP that impact total assets, shareholders’ equity or cash flows.

The effect of the material measurement differences between Canadian GAAP and U.S. GAAP on the amounts reported in the statements of operations are as follows:

Statements of Operations	2004	2003

Loss for the year, Canadian GAAP	$(12,452)	$(12,317)
Adjustment for unrealized holding loss, net of amounts
realized (b)	121	145

Loss for the year, U.S. GAAP	(12,331)	(12,172)

Other comprehensive income:
Adjustment for unrealized holding loss, net of
amounts realized	(121)	(145)

Comprehensive loss	$(12,452)	$(12,317)

Loss per share, basic and diluted, under U.S. GAAP	$(0.16)	$(0.21)

Weighted average number of thousands common shares
outstanding	75,221,220	57,558,272

Accumulated other comprehensive income for U.S. GAAP purposes is $266,000 (2003 - $145,000).